Exhibit 12.1

Ex-12.1 Computation Of Ratio Of Earnings To Fixed Charges

	Year Ended December 31,			Period January 1, 2008 to October 28, 2008	Period October 29, 2008 to December 31, 2008	Year Ended December 31, 2009	Three Months Ended March 31, 2009	Three Months Ended March 31, 2010
	2005	2006	2007
	(Predecessor)	(Predecessor)	(Predecessor)	(Predecessor)	(Successor)	(Successor)	(Successor)	(Successor)
	(dollars in thousands)
Earnings:
Income (loss) before taxes	$109,160	$117,560	$138,037	$90,645	$(1,235)	$(12,258)	$703	$(1,687)
Fixed charges:
Interest Expense	22,972	31,205	22,447	31,838	26,167	129,200	32,422	32,572
Estimate of interest implicit in rental expense	49,391	48,373	50,310	45,456	9,136	36,933	13,332	9,110

Total fixed charges	72,363	79,578	72,757	77,294	35,303	166,133	45,754	41,682

Earnings before fixed charges and income taxes	$181,523	$197,138	$210,794	$167,939	$34,068	$153,875	$46,457	$39,995

Ratio of earnings to fixed charges	2.5	2.5	2.9	2.2	.97	0.9	1.0	.96

Earnings deficiency to cover fixed charges	$—	$—	$—	$—	$(1,235)	$(12,258)	$—	$(1,687)